

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2008

Via U.S. Mail

Mr. D. J. Smith
Executive Vice President, Secretary
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:** **Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed August 27, 2007**
> **File No. 1-00044**

Dear Mr. Smith:

We have reviewed your response letter dated April 22, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

General

1. We note your response to comment 1 in our letter dated March 31, 2008. It appears from your response that you engage in the described commercial transactions, directly or indirectly, with or in each of the five countries currently identified by the State Department as state sponsors of terrorism. Please confirm that this is the case or identify the specific referenced countries with or in which you engage in the described transactions. Please also describe the agreements, commercial arrangements, or other contacts you have with government-controlled agencies of the referenced countries.

2. Please discuss the materiality of your contacts, including indirect contacts, with the referenced countries, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, several state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

3. Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

4. We note the explanation provided in response to prior comment 2. Please confirm in your response that you will include such explanatory disclosure regarding the choice of metrics and weightings assigned in your future filings to the extent material to an understanding of your compensation program.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru, at (202) 551-3757 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: M. Duru
        S. Donahue
        P. Bhaumik
        D.J. Smith (217-424-6196)